

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 18, 2016

<u>Via E-mail</u>
Amit Meridor
Chief Executive Officer
Syneron Medical Ltd.
Industrial Zone, Tavor Building P.O. Box 550
Yokneam Illit 20692 Israel

> **Re: Syneron Medical Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 21, 2016**
> **File No. 001-34559**

Dear Mr. Meridor:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, actions or absence of action by the staff.

                    Sincerely,

                    /s/ Martin James

                    Martin James
                    Senior Assistant Chief Accountant
                    Office of Electronics and Machinery